Exhibit (a)(1)(i)

June 2, 2010

Dear Shareholder:

On May 25, 2010, Emmis Communications Corporation, an Indiana corporation (“Emmis”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JS Acquisition, LLC (“JS Parent”) and JS Acquisition, Inc. (“JS Acquisition”). JS Parent is a newly formed Indiana limited liability company and wholly-owned by Mr. Jeffrey H. Smulyan, Chairman, Chief Executive Officer and President of Emmis. JS Acquisition is an Indiana corporation owned by Mr. Smulyan and JS Parent.

Under the terms of the Merger Agreement and subject to the conditions set forth in the Offer to Purchase of JS Parent, JS Acquisition, Mr. Smulyan and his affiliates (the “Purchaser Group”) dated June 2, 2010 (the “Offer to Purchase”) and related materials enclosed with this letter, the Purchaser Group is commencing today a cash tender offer to purchase all of the shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), other than the Shares beneficially owned by the Purchaser Group, Alden Global Distressed Opportunities Master Fund, L.P. (the “Alden Fund”) and certain friends, family and other associates of Mr. Smulyan, including certain officers and employees of Emmis that have agreed to contribute certain of their Shares for common equity interests in JS Parent (the “Rolling Shareholders”)), at a price per share of $2.40, without interest and less any applicable withholding taxes (the “Offer Price”). This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal attached to the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless subsequently extended, the Offer is currently scheduled to expire at 5:00 p.m. New York City time, on Tuesday, June 29, 2010 unless the Offer is extended pursuant to the terms of the Offer to Purchase.

In addition, on May 27, 2010, Emmis commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, (the “Existing Preferred Stock”) for $84,275,100 principal amount of newly issued 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”), at a rate of $30.00 principal amount of New Notes for each $50.00 of liquidation preference (excluding accrued and unpaid dividends) of Existing Preferred Stock.

If successful, the Offer will be followed by the merger of JS Acquisition with and into Emmis, with Emmis being the surviving corporation and a subsidiary owned by Mr. Smulyan and JS Parent (the “Merger”). In the Merger, each outstanding Share that is not tendered in the Offer, including the Shares held by the Alden Fund, the 8,441 Shares held by Mr. Smulyan in Emmis’ 401(K) plan, 9,755 Shares held by Mr. Smulyan, up to 200,000 Shares held by Mr. Smulyan (including as a result of the conversion of any Class B Shares held by him) and 30,625 Shares held by the Smulyan Family Foundation, will be converted into the right to receive from Emmis the Offer Price, and each share of Existing Preferred Stock (other than the Existing Preferred Stock owned by the Alden Fund) will be converted into the right to receive from Emmis $5.856 in cash (without interest and less any applicable withholding taxes), which is equal to the conversion rate of the Existing Preferred Stock of 2.44 Shares per share times the Offer Price.

A Committee of Disinterested Directors of Emmis (the “Committee”), which does not include Mr. Smulyan or any non-independent members of the board of directors of Emmis, was formed on April 29, 2010. The Committee has unanimously determined that the Merger Agreement, including the Offer and the Merger, is advisable and fair to, and in the best interest of, Emmis and the holders of Shares, other than Mr. Smulyan, JS Acquisition, JS Parent, the Alden Fund and the Rolling Shareholders. ACCORDINGLY, EMMIS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO JS ACQUISITION

PURSUANT TO THE OFFER TO PURCHASE. Our board of directors determined that each person appointed to the Committee was a disinterested director with regard to the proposed transactions, as such term is used under Indiana law, and an “Independent Director,” under NASDAQ Listing Rule 5605.

In arriving at its recommendations, Emmis’ board of directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which we urge you to read.

The Purchaser Group’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares, set forth the terms and conditions of Purchaser Group’s Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Sincerely,

Committee of Disinterested Directors of Emmis Communications Corporation